www.linkedin.com/in/julia-herz
(LinkedIn)
www.herzmuses.com (Company)
grayforgood.com (Company)

Top Skills

Blogging
Food
Social Media

Certifications

Advanced Cicerone®
TIPS Certified Trainer
Leading High-Performance Teams
Certified Association Executive
(CAE)
Certified Beer Judge

Honors-Awards

Thrillist "10 Badass Women Behind
the Scenes in Craft Beer"

Featured subject in Blue+Green
communication productions; a 2019
film directed by Friedrich Moser.

Good Beer Hunting Signifier 2022

Best Technical Beer or Brewing
Podcast-First Place

Publications

Co-author: Beer Pairing - The
Essential Guide from the Pairing
Pros

Co-author: CraftBeer.com Beer &
Food Course

Sense of Beer Style

Julia Herz

Executive Director, Cause Marketer, Speaker, Certified Association
Executive
Lyons, Colorado, United States

Summary

• Results-oriented, highly strategic Association Executive and
Program Director increasing industry recognition, credibility, sales,
job growth and brand awareness
• Exceptional experience finding compelling and innovative ways
to articulate product benefits to expand business development
opportunities and impact sales
• Skilled communicator representing the industry and organization
in an engaging, authentic, consultative manner; able to effectively
influence a variety of different group sizes and demographics
• Recognized by national media, industry publications and trade
organizations as a trusted and credible source of knowledge;
featured thousands of times across a variety of print, web and
broadcast media and as a keynote speaker at industry events

Core Competencies Include:

• Certified Association Executive
•   Craft Beer & Craft Brewing Industry Expertise
• Food & Beverage Industry
• Flavor & Sensory Experience
• National Trade Group Representation
• Account Management
• Business Development
• Relationship Management
• Marketing Strategy
• Change Management
• Diversity & Inclusion
• Public Speaking / Spokesperson
• Strategic Thinking
• Training & Development
• Innovation
• Multi-Media
• Public Relations

- Campaign Management
- Program Management
- B2B/ B2C Sales
- Cross Selling / Upselling
- Team Building
- Brand Awareness
- Collaboration
- Communication
- Team Leadership
- Product Management
- Marketing Channels
- Buyer Behavior

Technical Skills & Software Includes:

Basecamp | Brandfolder | Business Wire | Cision | Facebook | Hootsuite | Hubspot | Instagram | Meltwater | Microsoft Office Suite | Notion | PowerPoint | Prezi | PR Newswire | Slack | SEO/SEM | Squarespace | Twitter | WebEx | WordPress | Zoom

———

Experience

American Homebrewers Association
Executive Director
December 2021 - Present (3 years 9 months)
Colorado, United States

HerzMuses Enterprises, LLC
Chief Executive Officer
July 2020 - Present (5 years 2 months)
Lyons, Colorado, United States

Julia Herz is a professional consultant, speaker, advocate, and educator on a mission to strategically help nonprofit organizations and small businesses including with Lyons, CO Parks & Rec Comission, Left Hand Brewing and MobCraft Beer. HerzMuses.com overviews her experience, approach, and services.

Gray For Good - For All Womanhood
Founder
November 2020 - Present (4 years 10 months)

Gray For Good - For All Womanhood is a new global grassroots campaign that celebrates women-identified individuals who choose not to color our gray hair and use the savings to increase charitable giving. Dollars wise, we estimate a staggering $20,640,000 per year is spent by American women coloring that instead could go to women and girls-focused causes, which are drastically under-funded. The Women's Philanthropy Institute calculates the almost 50K women and girls causes in 2017 only received 1.6% of all giving in the U.S. Additionally, giving to women and girls of color is mere pocket change representing only 0.5% of giving by foundations, according to the Ms. Foundation for Women. #grayforgood.com and learn more at: GrayForGood.com.

Brewers Association
BA Craft Beer Program Director & Publisher of CraftBeer.com
January 2007 - June 2020 (13 years 6 months)
Boulder, CO

• Led Craft Beer programming for the not-for-profit trade group representing small and independent U.S. craft breweries.
• Recognized on a national level as one of craft beer movement's biggest champions.
• A lead spokesperson and presenter on behalf of the association.
• Managed multiple media relations and branding agencies
• Educated tens of thousands of people on trends and the state of craft brewing as a Beer Educator and Advocate.

Key Achievements:
• Contributed to increased demand for beer from small and independent U.S. craft breweries from $6.12B to $29.3B.
• Creator and publisher of CraftBeer.com, site with 10M+ collective visitors since 2009.
• Secured 5K breweries signing up for the Independent Craft Brewer Seal representing 85% of craft beer volume.
• Spokesperson to thousands of media outlets including Good Morning America Live, CNBC Closing Bell, National Public Radio, Splendid Table, USA Today, and Time Magazine.
• Steward of national campaigns achieving hundreds of millions of impressions.

• A lead architect of Brewers Association's national beer holidays, and strategic creator of Small Brewery Sunday and the Independent Craft Brewer Supporter Seal.
• A lead staffer contributing to advancing craft beer's diversity and inclusion.
• Led initiative to update Marketing & Advertising Code, inspiring a cultural shift in beer art labeling.
• Lead staffer for Smithsonian's National Museum of American History Brewing History Initiative securing beer's place in the world's most visited history museum.
• Penned more than 100 articles and web posts as an author and Beer Educator.
• Co-author of CraftBeer.com Beer & Food Course with 30K+ copies in circulation.
• Lead behind Travelocity Beer Tourism Index. The project resulted in 100K + impressions to Travelocity, drove visitors to US. breweries and got more attention than any other index they had done to date.

Redstone Meadery
Vice-President
January 2002 - December 2005 (4 years)
Boulder, Colorado, United States

• First employee of company; continued in a consultant capacity following Vice President role.
• Helped business grow to sell over 125,000 liters of mead annually and achieve distribution in 20 states.

Brewers Association (formerly Association of Brewers)
Sales Manager
October 1998 - August 2001 (2 years 11 months)

• Managed sales for all publications, including The New Brewer Magazine, Zymurgy Magazine, Great American Beer Festival Event Program, and more.

Boulder Marketing Agency
Director of Account Services
July 1996 - September 1998 (2 years 3 months)
Boulder, Colorado, United States

• Account Executive for national and local clients including JVC-America, Brown-Forman, Discover Card, Case Logic, Alleycatz Restaurant, and Global Cycle.

• Responsible for Media Relations, Print Buying, Promotion Management, Promotion Fulfillment, Web Site Management, and Intern Program Coordination.
• Agency rated 8th in billings during tenure (Boulder County Business Report, Dec. '97)

Education

University of South Florida
Bachelor's Degree, Broadcast Journalism · (1986 - 1990)

Winston Churchill High School
High School Diploma · (1982 - 1986)